January 28, 2016

Via E-Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Metalink Ltd. Schedule TO-T filed January 13, 2016 by Top Alpha Capital S.M. Ltd. SEC File No. 005-60529

Dear Mr. Duchovny:

We acknowledge receipt of your letter dated January 21, 2016 (the "SEC Letter"). Per the instructions in your letter, we have amended the Schedule TO-T filed by Top Alpha Capital S.M. Ltd. (the "Amended TO" and the "Bidder").

Set forth below are the comments contained in the SEC Letter (in bold face type) followed by our responses.

Schedule TO

1.	As you know, you have submitted a request for exemptive relief from certain U.S. tender offer rules in connection with this offer. We are continuing to consider your request, as revised, and may have additional comments on your filings, depending on the disposition of your exemptive request. Please confirm your understanding in your response letter.

Response: We confirm our understanding that the SEC is continuing to consider our request for exemptive relief from certain U.S. tender offer rules in connection with this offer, and may have additional comments on the Bidder's filings, depending on the disposition of our request.

U.S. Securities and Exchange Commission

2.	You have omitted financial and pro forma financial information for the Bidder because the Bidder believes that such financial statements are not material in the context of this offer. However, we note that you are outside the purview of Instruction 2 to Item 10 of Schedule TO which articulates when financial statement are not material because this is a partial offer by a non-reporting company. In addition, the offer is for 20.44% of Metalink’s outstanding ordinary shares. After the offer, the Bidder will own 45.34% of Metalink. Under these circumstances, we believe that bidder financial statements and pro formas may be material. Please include the disclosure required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, or provide your analysis as to why such disclosure is not material here.

Response: We believe that disclosure of the Bidder's financial statements and pro formas is not material in the context of this offer. The disclosure is not material because:

•	The offer consideration consists solely of cash;
•	The Bidder possesses all of the necessary funds to consummate the offer from cash on hand, and the offer is not subject to any financing condition;
•	The Bidder has no outstanding obligations arising from the maintenance of a debt facility or other material liabilities;
•	The Bidder already holds a 24.9% equity interest in Metalink;
•	The consummation of the offer will not result in the Bidder obtaining any seats on Metalink's Board of Directors; and
•	After the consummation of the offer, the Bidder will not own a majority of the outstanding shares of Metalink.

We have revised Section 10 of the Offer to Purchase ("Sources and Amounts of Funds") to include disclosure regarding our basis for not including the Bidder’s financial statements. Please see the Amended TO.

3.	We note that the Bidder currently owns 24.9% of the issued and outstanding Metalink ordinary shares. Given the existing affiliate status of the Bidder as to Metalink, please provide us your analysis whether this offer is subject to Rule 13e-3 and confirm in your response letter (if true) that this offer is not the first step in a series of transactions that may have one of the effects enumerated in Rule 13e-3(a)(3)(ii).

Response: We do not believe that this offer is subject to Rule 13e-3. The consummation of the offer will not cause any securities of the issuer to become eligible for termination of registration or cause the reporting obligations with respect to such class to become eligible for termination or suspension. Neither will the consummation of the offer cause any class of equity securities of Metalink not be quoted on an inter-dealer quotation system. After the consummation of the offer, the Bidder will not own a majority of the outstanding shares of Metalink. The offer is not a going private transaction, and the Bidder has no intention to take Metalink private or to de-register or de-list the shares of Metalink. We confirm that this offer is not the first step in a series of transactions that may have one of the effects enumerated in Rule 13e-3(a)(3)(ii).

U.S. Securities and Exchange Commission

Offer to Purchase

4.	We note several references to various announcements made at 10:00 a.m. New York time the day after the offer expires in connection with an extension of the offer. Please revise your offer to ensure that you comply with Rule 14e-1(d), which requires such announcements to be made no later than 9:00 a.m. Eastern time.

Response: We have amended the offer to comply with Rule 14e-1(d) by revising the references to the announcements in connection with an extension of the offer to state that the announcement will be made no later than 9:00 a.m. Eastern Time. Please see the Amended TO.

Cover Page

5.	We note your disclosure that you are making an offer for 550,000 ordinary shares of Metalink and, in a specific event, for only 135,000 ordinary shares of Metalink. We do not believe such offer structure complies with Item 1004 of Regulation M-A or with Rule 14e-1(b). Please revise the terms of your offer or advise.

Response: We believe the offer structure complies with Item 1004 of Regulation M-A and with Rule 14e-1(b).

Rule 14e-1(b) provides that a tender offeror is not permitted to "increase or decrease the percentage of the class of securities being sought or the consideration offered or the dealer's soliciting fee to be given in a tender offer unless such tender offer remains open for at least ten business days from the date that notice of such increase or decrease is first published or sent or given to security holders" (italics added).

We believe that Rule 14e-1(b) does not apply to our offer structure for the following reasons:

•	This rule refers to a change made from the terms of a tender offer previously disclosed in an offer to purchase. Thus, the purpose of the rule is to require new disclosure of the variance from the initial offer as well as ten days for the security holders to consider the new terms of the tender offer. In our case, the current tender offer provides for the two options (either 550,000 shares or 135,000 shares), with the actual number of shares to be purchased dependent on the responses received from Metalink's security holders. Ample disclosure has already been included in the Offer to Purchase and there is no new disclosure to add.

U.S. Securities and Exchange Commission

•	There is no increase or decrease in the shares being sought “in the tender offer”; rather, the amount of shares that will be purchased is dependent on the response of security holders, which is clearly described in the Offer to Purchase. Upon completion, the tender offer will be implemented – without any variance -- in accordance with the terms already disclosed in the Offer to Purchase.
•	In terms of timing for security holders to consider the tender offer, Rule 14e-1(b) states that a tender offer must remain open for at least ten business days from the date notice of such increase or decrease is first published. In our case, the structure of the tender offer has been fully disclosed and all security holders have been given twenty business days to consider its terms. Thus, there is no need for any additional ten-day period.

Introduction, page 5

6.	We note the reference to clauses (a) and (c) in Section 11 of your offer document in the last paragraph on page 5. We also note there is no clause (c) in the “Conditions” section of your offer document. Please revise.

Response: We have revised the last paragraph of page 5 of the offer to purchase to delete the mistaken reference to clause (c). Please see the Amended TO.

Background of the offer, page 8

7.	We note that the company is currently not operating any business. Please revise this section to describe the “long-term prospects” to which you refer. Is there any specific aspect of the company’s structure that would result in long-term prospects?

Response: We have revised the paragraph entitled "Purpose of the Offer; Reasons for the Offer" on page 8 of the offer to state that even though Metalink is not currently operating any business, since it is a public company with cash reserves, Top Alpha believes that Metalink will be able to leverage the benefits of being a public company with its financial resources either to acquire an operating business or to become a holding company by investing its cash reserves in other operating companies. Please see the Amended TO.

8.	We note your disclosure on page 9 that you intend to purchase an additional 800,000 ordinary shares of Metalink in the seven days after the offer is completed, if you are able to purchase 550,000 ordinary shares in the offer. Please provide us your detailed legal analysis of your compliance with Rule 14e-5 in connection with the arrangements to purchase the 800,000 ordinary shares after the offer is completed.

Response: The Bidder is in compliance with Rule 14e-5 since the Bidder has not made any arrangement to purchase an additional 800,000 ordinary shares after the offer is completed. The disclosure related only to the Bidder's intent to purchase and not to any arrangement or agreement with any security holder for the purchase of additional shares. Nevertheless, we have amended the offer to purchase by deleting all reference to any purchase of additional ordinary shares of Metalink following the completion of the tender offer. The Bidder will not be purchasing any additional ordinary shares of Metalink in the seven days after the offer is completed. Please see the Amended TO.

U.S. Securities and Exchange Commission

Conditions of the Offer, page 23

9.	Refer to condition (b)(1). Revise your disclosure to define a “reasonable offeror.” Also, and related to the sentence above, it appears that the definition of “event” as applied to this condition includes, in paragraphs (A) and (B) no materiality threshold. Note that conditions must be formulated in such a way that they are outside the control of the bidder. The absence of any materiality threshold appears to make this condition subject to your sole discretion. Please revise or advise.

Response: We have revised Section 11 of the Offer to Purchase by replacing the term "reasonable offeror" with the term "reasonable person in the offeror's position." We have also revised this section to include a materiality threshold. Please see the Amended TO.

We trust that the responses provided above address the issues raised in the SEC Letter. If you have any questions or require further clarification, please do not hesitate to call me at +972-8-936-0999 or +972-52-839-9717.

Very truly yours,

/s/ Steve Kronengold
Steve Kronengold